Mail Stop 3720


      January 31, 2007


Matthew Jones, President
InfoLinx Communications Ltd.
180 Pemberton Avenue
North Vancouver, BC, Canada V7P 2R5

      Re:	InfoLinx Communications Ltd.
      Registration Statement on Form SB-2
      Filed January 4, 2007
		File No. 333-139805

Dear Mr. Jones:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












General

1. Since you are registering all of your outstanding common stock on this Form SB-2, please provide us with your legal analysis as to why the transactions covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) rather than a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of the issuer. See Telephone Interpretation D-29 in our manual of publicly available telephone interpretations, available on our website at http://www.sec.gov/interps/telephone/phonesupplement1.htm, for guidance in distinguishing secondary offerings from primary offerings.
2. Your disclosure indicates that the selling shareholders will sell their shares at the "prevailing market price" or "a price privately determined by the shareholder and purchaser" yet there is currently no market for your securities other than a limited "Pink Sheet" market for your securities. Item 501 of Regulation S-B requires that you include the price range or the formula or method to be used to calculate the offering price. Please include a fixed price or price range pursuant to Rule 430A under the Securities Act prior to effectiveness. Also revise to state that the selling shareholders will sell at a price of $x.xx (or a range) per share until your shares are quoted on the OTC Bulletin Board and thereafter they will sell at prevailing market prices or privately-negotiated prices. Alternatively, you may file a post-effective amendment to switch to a market price when the shares are quoted on the OTC Bulletin Board.
3. Please update your financial statements and related disclosure to meet the requirements of Form SB-2, including Item 310(g) of Regulation S-B. Also revise to include executive compensation and certain relationships and related transactions disclosure for the fiscal year ended November 30, 2006, in compliance with recently-amended Regulation S-B Items 402 and 404.
Selling Security Holders, page 10
4. Please disclose the natural person(s) who exercise investment and/or voting control over the shares held by each entity or non-natural person, including, but not limited to, Axion Developments and
Jecar Investments Ltd., listed as a selling security holder, to the extent they are not widely held. See telephone interpretation 4S under "Regulation S-K" in our March 1999 supplement to our manual of publicly available telephone interpretations. In addition, you should delete Cede & Co. from your table, and instead identify the selling shareholders that hold their securities through Cede.





*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert F. Bartelmes at (202) 551-3354 or me at
(202) 551-3833 if you have any questions.


      					Sincerely,



      					Michele Anderson
      Legal Branch Chief


cc:  	via facsimile (949) 660-9010





Mr. Matthew Jones
InfoLinx Communications Ltd.
January 31, 2007
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE